Athersys, Inc.

3201 Carnegie Avenue

Cleveland, Ohio 44115

March 17, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Suzanne Hayes
Ada D. Sarmento

Re: Athersys, Inc.
Registration Statement on Form S-3 (Registration No. 333-216626)

Ladies and Gentlemen:

On behalf of Athersys, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (File No. 333-216626) (the “Registration Statement”) of the Company be accelerated to 10:00 a.m. on Tuesday, March 21, 2017, or as soon as practicable thereafter. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

Please contact Michael J. Solecki at Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

ATHERSYS, INC.

By:	/s/ Laura K. Campbell
Name: Laura K. Campbell
Title: Senior Vice President of Finance

cc: Michael J. Solecki, Esq.